Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The definitions on pages 3 to 4 of this circular have been used on this front cover.

Action required

1.	If you are in any doubt as to the action that you should take in relation to this circular, please consult your CSDP, broker, banker, attorney, accountant or other professional advisor immediately.
2.

If you have disposed of all your R&E ordinary shares please forward this circular to the purchaser of such R&E shares or the CSDP, broker, banker or other agent through whom such disposal was effected.

3.

Certificated shareholders or “own name” dematerialised shareholders who are unable to attend the annual general meeting of R&E shareholders to be held at 09h00 on Friday, 9 March 2007 at 28 Harrison Street, Johannesburg and wish to be represented at such meeting, must complete and return the attached forms of proxy in accordance with the instructions contained therein to the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), which forms, in order to be valid, must be received by no later than 09h00 on Wednesday, 7 March 2007.

4.

Dematerialised shareholders, other than “own name” dematerialised shareholders who wish to attend the general meeting of R&E shareholders to be held at 09h00 on Friday, 9 March 2007 at 28 Harrison Street, Johannesburg must instruct their CSDP or broker to issue them with the necessary authority to attend. Should dematerialised shareholders, other than “own name” dematerialised shareholders wish to vote at the general meeting of R&E shareholders by proxy, they must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between them and their CSDP or broker.

RANDGOLD & EXPLORATION COMPANY LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share Code: RNG (suspended) ISIN: ZAE000008819

ADR Ticker Symbol: RANGE

(“R&E” or “the Company”)

NOTICE OF GENERAL MEETING TO R&E SHAREHOLDERS

relating to:

-

the convening of a general meeting of the Company (which shall be deemed to be an annual general meeting as directed by the Registrar, in terms of Section 179(4) and in terms of Section 181 of the Companies Act, and Articles 44 and 45 of the Company’s Articles of Association;

and incorporating

-	a notice of annual general meeting of R&E shareholders; and Annexure A and Details of directors; and
-	a form of proxy – for use by certificated R&E shareholders and “own name” dematerialised R&E shareholders only.

Date of issue: 9 February 2007

CORPORATE INFORMATION

Company Secretary and registered office

Mr RP Pearcey

28 Harrison Street

Johannesburg

2001

(PO Box 11165, Johannesburg, 2000)

Sponsor

Sasfin Capital (A division of Sasfin Bank Limited)

Registration number 1987/002097/06

Sasfin Place, North Block

13 – 15 Street

Waverley

2090

(PO Box 95104, Grant Park, 2051)

Transfer Secretaries

Computershare Investor Services 2004 (Proprietary) Limited

Registration number 2004/003647/07

Ground Floor

70 Marshall Street

Johannesburg

2001

(P O Box 61051, Marshalltown, 2107)

United States Depositary	Communications
In the United States:	Brian Gibson Issue Management
Jason Paltrowitz	23 Sutherland Avenue
The Bank of New York	Craighall Park, 2196
101 Barclays Street	(PO Box 406, Parklands, 2121)
New York NY 10286	Tel: + 27 11 880 1510
Tel: + 1 212 815 2077	Fax: + 27 11 880 1392

In the United Kingdom:

Mark Lewis

41st Floor, 1 Canada Square

Canary Wharf

London, E14 5AL

Tel: + 44 207 964 6089

NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

CONTENTS

The definitions on pages 3 to 4 of this circular apply, mutatis mutandis, to the following table of contents:

Page
Corporate information	Inside front cover
Forward-looking statement disclaimer	2
Interpretation and definitions	3
Important dates and times	5
Notice of general meeting to R&E shareholders	6
Annexure A - Questions by the Requisitionists	9
Directors’ details	17
Form of proxy and instructions for lodging the form of proxy for use by certificated R&E shareholders and “own name” dematerialised R&E shareholders only	Attached

This circular is only available in English and copies thereof may be obtained from the registered office of R&E, the office of the transfer secretaries, the office of the United States Depository, and the office of the sponsor, the addresses of which are set out in the “Corporate Information” section of this circular.

1	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

FORWARD-LOOKING STATEMENT DISCLAIMER

Certain statements in this announcement, as well as oral statements that may be made by R&E’s officers, directors or employees acting on its behalf relating to such information, contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are “forward-looking statements”. These include, without limitation, those statements concerning the fraud and misappropriation that are alleged to have occurred and the time periods affected thereby; the ability of R&E to recover any misappropriated assets and investments; the outcome of any proceedings on behalf of, or against R&E; R&E’s ability to complete its forensic investigation and prepare audited financial statements; the time period for completing its forensic investigation and audited financial statements; the amount of any claims R&E is or is not able to recover against others, including JCI and the success of its mediation with JCI; and the ultimate impact on R&E’s previously released financial statements and results, assets and investments, including with respect to Randgold Resources Limited, business, operations, economic performance, financial condition, outlook and trading markets. Although R&E believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, particularly in light of the extent of the alleged frauds and misappropriations uncovered to date. Actual results could differ materially from those implied by or set out in the forward-looking statements.

Among other factors, these include the extent, magnitude and scope of any fraud and misappropriation that may be ultimately determined to have occurred and the time periods and facts related thereto following the completion of the forensic investigation and any other investigations that may be commenced and the ultimate outcome of such forensic investigation; the ability of R&E to successfully assert any claims it may have against other parties for fraud or misappropriation of R&E assets or otherwise and the solvency of any such parties, including JCI; the determinations of the mediators and acceptance of any such determinations by the shareholders of R&E and JCI; the ability of R&E to defend successfully any counterclaims or proceedings against it; the ability of R&E and its forensic investigators to obtain the necessary information with respect to R&E’s transactions, assets, investments, subsidiaries and associated entities to complete the forensic investigation and prepare audited financial statements; the willingness and ability of R&E’s forensic investigators and auditors to issue any final opinions with respect thereto; the ability of R&E to implement improved systems and to correct its late reporting; the JSE Limited’s willingness to lift its suspension of the trading of R&E’s securities on that exchange; changes in economic and market conditions; fluctuations in commodity prices and exchange rates; the success of any business and operating initiatives, including any mining rights; changes in the regulatory environment and other government actions; business and operational risk management; other matters not yet known to R&E or not currently considered material by R&E; and the risks identified in Item 3 of R&E’s most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC.

All forward-looking statements attributable to R&E, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. R&E expressly disclaims any obligation to release publicly any update or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

2	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

INTERPRETATIONS AND DEFINITIONS

Throughout this circular, unless the context indicates otherwise, reference to the singular shall include the plural and vice versa, words denoting one gender shall include the other genders, words and expressions denoting natural persons include juristic persons and associations of persons, and the words in the first column have the meanings stated opposite them in the second column, as follows:

“certificated R&E ordinary shareholders” or “certificated R&E shareholders” or “certificated shareholders”	R&E ordinary shareholders who have not dematerialised their R&E ordinary shares and thus hold physical share certificates or other physical documents of title;
“certificated shares”	shares which have not been dematerialised and which are evidenced by share certificates or other physical documents of title;
“this Notice” or “this document”	this document, including the annexures hereto, the Notice of general meeting and form of proxy;
“the Companies Act”	the Companies Act, 1973 (Act 61 of 1973), as amended;
“Computershare”	Computershare Investor Services 2004 (Proprietary) Limited (Registration number 2004/003647/07), a private company incorporated in South Africa;
“CSDP”	a Central Securities Depository Participant, accepted as a participant in terms of the Securities Act, 2004 (Act 36 of 2004), as amended;
“dematerialised”	the process whereby paper share certificates are replaced with electronic records of ownership of shares or securities maintained by STRATE, with a duly appointed CSDP or broker;
“dematerialised R&E ordinary shareholders” or “dematerialised R&E shareholders” or “dematerialised shareholders”	R&E ordinary shareholders who hold dematerialised shares;
“dematerialised shares”	shares which have been dematerialised and incorporated into STRATE and which are no longer evidenced by share certificates or other physical documents of title;
“directors” or “the R&E board”	the board of directors of R&E;
“documents of title”	share certificates, certified transfer deeds, balance receipts or any other documents of title acceptable to the R&E board;
“form of proxy”	the form of proxy for certificated R&E ordinary shareholders and “own name” dematerialised R&E ordinary shareholders which has been attached to and forms part of this circular;

3	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

INTERPRETATIONS AND DEFINITIONS (CONTINUED)

“JSE”

JSE Limited (Registration number 2005/022939/06), a public company incorporated in South Africa, being an exchange licensed in terms of Section 8 of the Securities Services Act, 36 of 2004, as amended, the shares of which are listed on JSE;

“R&E”	Randgold & Exploration Company Limited (Registration no: 1992/005642/06), a public company incorporated in South Africa, the shares of which are listed on JSE (currently suspended);
“the R&E general meeting” or “the annual general meeting of R&E shareholders”

the general meeting of R&E shareholders to be held at 09h00 on Friday, 9 March 2007 at 28 Harrison Street, Johannesburg convened in terms of Sections 181 and 179(4) of the Companies Act, for the purposes of considering and, if deemed fit, approving the re-election of directors and the re-appointment of the Company’s auditors;

“R&E ordinary share” or “R&E share”	an ordinary share with a par value of 1 (one) cent each, held in the issued share capital of R&E;
“R&E ordinary shareholders” or “R&E shareholders” or “shareholders”	holders of R&E ordinary shares;
“own name dematerialised R&E ordinary shareholders” or “own name dematerialised shareholders” or “own name dematerialised R&E shareholders”

dematerialised R&E ordinary shareholders that have instructed their CSDP to hold their R&E ordinary shares in their own name on the sub register (being the list of shareholders maintained by the CSDP and forming part of the company register);

“the Requisitionists”

Collectively, Trinity Preferred Provident Fund, Trinity Protected Provident Fund, Trinity Preferred Living Annuity Fund, Clear Horizon Multi Strategy Fund, in total representing not less than one twentieth of the issued share capital of R&E.;

“SENS”	the Securities Exchange News Service of JSE;
“South Africa”	the Republic of South Africa;
“STRATE”	STRATE Limited (Registration number 1998/022242/06), a registered central securities depository in terms of the Custody and Administration of Securities Act (Act 85 of 1992);
“transfer secretaries”	Computershare;

4	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

IMPORTANT DATES AND TIMES

2007
Circular and notice of the R&E annual general meeting posted to R&E shareholders	Friday, 9 February
Last day for lodging the form of proxy with the transfer secretaries for the R&E annual general meeting by no later than 09h00	Wednesday, 7 March
R&E annual general meeting to be held at 09h00	Friday, 9 March
Results of the R&E general meeting released on SENS	Monday, 12 March

Notes:

1.	The definitions on pages 3 to 4 of this circular apply, mutatis mutandis, to these important dates and times.
2.	All times indicated above are given in South African time.

5	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

RANDGOLD & EXPLORATION COMPANY LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share Code: RNG (suspended) ISIN: ZAE000008819

ADR Ticker Symbol: RANGE

(“R&E” or “the Company”)

Directors of R&E

DM Nurek (Non-Executive Chairman)

PH Gray (Chief Executive Officer)

M Steyn (Financial Director)

J Blersch (Independent non-executive director)

TG Dale (Independent non-executive director)

MB Madumise (Adv) (Independent non-executive director)

AC Nissen (Independent non-executive director)

NOTICE OF GENERAL MEETING TO R&E SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a General Meeting of the Company (which shall be deemed to be an Annual General Meeting as directed by the Registrar of Companies (“the Registrar”), in terms of Section 179(4) of the Companies Act, 61 of 1973 (“the Companies Act”) will be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg, on 9 March 2007 at 09h00. The general meeting is being convened in terms of Sections 181 and 179(4) of the Companies Act, and Articles 44 and 45 of the Articles of Association of the Company.

1.	Section 181 of the Companies Act, 61 of 1973

On 19 January 2007, certain shareholders holding in excess of one-twentieth of the issued share capital of the Company (“the Requisitionists”), requisitioned that a General Meeting of the Company be convened in terms of Section 181 of the Act (“the Requisition”).

The Requisition dated 19 January 2007 states that the object of the meeting is:

1.1   To enable the Requisitionists to put the questions set out in Annexure “A” of the Requisition to the directors of R&E; and

1.2.	To obtain the directors answers to each question; and

1.3   To enable the Requisitionists and other members of R&E to put further questions to the directors of R&E in order to obtain clarification from the directors in respect of any answers given by them; and

1.4   To obtain from the directors the documentation identified in Annexure “A”, which pertains to the questions set out therein.

6	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

A copy of Annexure “A” to the Requisition is attached for your information.

Those documents which the Requisitionists require R&E to make available to shareholders and which are not privileged, confidential or enjoy protection, will be made available for inspection by shareholders requesting sight thereof, at the Company’s registered office (c/o the Company Secretary), with effect from Monday, 26 February 2007 from 09h00 to 15h00 on each business day, preceding the general meeting.

2.	Section 179(4) of the Companies Act, 61 of 1973

As a result of an application made by the Company to the Registrar, the Registrar has directed the Company to convene a shareholders meeting in terms of Section 179(4) of the Act (which shall be deemed to be an Annual General Meeting) as prescribed by Section 179(4) of the Act.

The meeting is convened for the following purposes:

Ordinary Business

2.1	Re-election of directors
2.1.1	To appoint Mr A C Nissen who retires in accordance with section 80 of the Articles of Association and being eligible, offers himself for re-election.
2.1.2	To appoint Adv. M B Madumise who retires in accordance with section 80 of the Articles of Association and being eligible, offers herself for re-election.
2.1.3	To appoint Mr DM Nurek who retires in accordance with section 88 of the Articles of Association and being eligible, offers himself for election.
2.1.4	To appoint Mr PH Gray who retires in accordance with section 88 of the Articles of Association and being eligible, offers himself for election.
2.1.5	To appoint Mr J Blersch who retires in accordance with section 88 of the Articles of Association and being eligible, offers himself for election.
2.1.6	To appoint Mr TG Dale who retires in accordance with section 88 of the Articles of Association and being eligible, offers himself for election.
2.1.7	To appoint Mr M Steyn who retires in accordance with section 88 of the Articles of Association and being eligible, offers himself for election.
2.2	Appointment of Auditors

To re-appoint KPMG Inc. as auditors of the Company and to authorise the directors to approve their remuneration for the ensuing financial year.

PLEASE NOTE THAT:

Any shareholder who holds certificated ordinary shares in the Company or who holds dematerialised ordinary shares in the Company through a Central Securities Depository Participant (“CSDP”) or broker and has selected “own name” registration, may attend and speak at the annual general meeting or may appoint any other person or persons (none of whom need be a member) as a proxy or proxies, to attend and speak at the general meeting in such shareholder’s stead.

7	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

PLEASE NOTE THAT (CONTINUED):

Duly completed proxy forms should be forwarded to reach the Company’s South African Transfer Secretaries, or the United Kingdom Registrars by no later than 09h00 on Wednesday, 7 March 2007.

Should any shareholder who holds dematerialised ordinary shares in the Company and has not selected “own name” registration, wish to attend and speak at the annual general meeting, such shareholder should timeously inform his CSDP or broker for the purposes of obtaining the necessary authority from such shareholder’s CSDP or broker to attend the general meeting.

Holders of American Depositary Receipts (“ADRs”) who wish to attend the general meeting of 9 March 2007 in person, must contact the United States Depositary to become registered owners of the ordinary shares corresponding to their ADRs prior to 9 March 2007 by presenting their ADRs to the United States Depositary for cancellation, and (upon compliance with the terms of the Depositary Agreement, including payment of the United States Depositary’s fees and any applicable taxes and governmental charges) delivery of the underlying ordinary shares represented thereby. The United States Depositary can be contacted at the address set forth below.

BY ORDER OF THE BOARD

RP Pearcey

Company Secretary

Johannesburg

8 February 2007

Tel: + 27 11 688 5144

Fax: + 27 11 492 1070

Office of the South	Office of the United	United States Depositary:
African Transfer	Kingdom Registrars:
Secretaries:	In the United States:
Computershare Investor	Capita Registrars	Jason Paltrowitz
Services 2004 (Pty) Limited	The Registry	The Bank of New York
70 Marshall Street	34 Beckenham Road	101 Barclays Street
Johannesburg, 2001	Beckenham	New York NY 10286
(P O Box 61051, Marshalltown,	Kent, BR3 4TU	Tel:+ 1 212 815 2077
2107)
In the United Kingdom:
Tel: + 27 11 370 5000	Tel: + 44 (0870) 162 3100	Mark Lewis
Fax: + 27 11 688 7721/2	Fax: + 44 (020) 8639 2142	41st Floor, 1 Canada Square
Canary Wharf
London, E14 5AL
Tel: +44 207 964 6089

8	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

ANNEXURE A

Section 1:	Questions relating to the claims of R&E against JCI and of JCI against R&E (if any) currently being addressed through the process of mediation.

Background

(a)

On 7 April 2006, R&E signed an agreement with JCI (“the Mediation Agreement”) in terms whereof it was recorded that R&E enjoyed certain claims against JCI (“the R&E claims”) and that JCI, in turn, enjoyed certain claims against R&E (“the JCI claims).

(b)

It was further recorded that R&E had appointed Umbono Financial Advisory Services (Pty) Limited (“Umbono”) to investigate the R&E Claims and that JCI had appointed KMPG Inc. (“KPMG”) to investigate and prepare a forensic report on JCI claims. By 21 April 2006 the boards of JCI and R&E were to exchange the forensic reports prepared by KPMG and Umbono respectively.

(c)	Within 30 days of the said reports being exchanged, R&E and JCI were each to formulate their respective claims and each to prepare a Statement of such claims (“the Statement of Claims”).

(d)

The Statements of Claims were to be exchanged immediately upon finalisation thereof and, within 21 days of such exchange, the parties were to deliver their Statements of Defence. Within 14 days of the Statements of Defence being delivered the parties were to deliver their Replications, if any.

(e)

The claims would then be referred to mediation before a panel of mediators. Once the mediators had furnished their recommendations to R&E and JCI, each of the companies was to convene meetings of shareholders to table the mediators’ recommendations and to vote for or against the mediators’ recommendations.

(f)	Should the mediation fail, the claims would be resolved by the arbitration process provided for in the Mediation Agreement.

Against the above background, the following information and documentation are required:*

1.1	A copy of the Umbono Report as delivered to JCI by R&E in terms of the Mediation Agreement.

1.2	A copy of the KPMG report as delivered to R&E by JCI in terms of the Mediation Agreement

1.3

A synopsis of the KPMG report in a format similar to the synopsis of the Umbono Report, which appears at pages 8 to 18 of the Notice of General Meeting dated 9 June 2006 issued in anticipation of the general meeting of R&E shareholders held on 30 June 2006 (“the Notice of General Meeting”).

1.4	A copy of the Statement of Claims, Statement of Defence and Replication and any amendments thereto as delivered by R&E to JCI in terms of the Mediation Agreement.

1.5	A copy of the Statement of Claims, Statement of Defence and Replication (and any amendments thereto) delivered by JCI to R&E in terms of the Mediation Agreement.

9	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

1.6

In terms of an announcement made by JCI on 12 September 2006, JCI had not submitted any claims against R&E in terms of the mediation process. Kindly confirm that the announcement was indeed accurate and that no claims in any form have been presented by JCI to R&E as at date hereof.

1.7	If any claims have been presented by JCI to R&E, what is the nature and form of such claims?

1.8	What is the total amount of the R&E claims currently being claimed from JCI by R&E and what claims arise from:

1.8.1	misappropriation from investments in listed shares; or

1.8.2	the listing of new R&E shares, issued for no value, and then selling such shares and “laundering the proceeds through a web of special purpose vehicles with trading bank accounts”?

(See page 9, appendix 1 to the Notice of General Meeting at the numbered paragraph 1, sub-paragraph 4).

1.9	What were the amounts of the proceeds realised from:
1.9.1	the sale of the misappropriated assets as referred to in 1.8.1 above;

1.9.2	the sale of the R&E shares issued for no value as referred to in 1.8.2 above?

1.10	Who were the recipients of the proceeds identified in 1.9 above?
1.11	What is the current status of the mediation process?
1.12

Has JCI been requested by R&E to waive the defence of prescription in respect of the R&E claims? If so, a copy of the waiver concerned is requested. If not, is it contended that it is not necessary for JCI to have waived the defence of prescription? If it is so contended, on what basis is this the case?

1.13

Is it accepted by the directors of R&E that, in the light of the provisions of clause 9 of the Mediation Agreement (and in particular 9.1.1.1 to 9.1.1.3 thereof), the board of directors of R&E is precluded from settling any dispute in regard to the R&E claims and JCI claims (if any), it being specifically stipulated in the Mediation Agreement that the mediators’ recommendations shall be tabled before each of R&E’s and JCI’s shareholders and that the shareholders concerned shall be called upon to vote either in favour of or against the mediators’ recommendations?

1.14	If any of the directors do not accept the statement expressed in 1.13 above, the reasons for their disagreement are requested.
1.15	If settlement negotiations between R&E and JCI are in fact underway:
1.15.1	why are the same being conducted in apparent contravention of clause 9 of the Mediation Agreement?

10	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

1.15.2	who are the directors involved in such negotiations on behalf of R&E?

1.15.3	who are the directors involved in such negotiations on behalf of JCI?

1.16

What is the view of R&E’s board as to the recoverability of the total amount of the R&E claims from JCI in the event of such claims all being upheld (whether in the mediation or arbitration process or by a Court)?

Section 2	The composition of R&E board.

Background

On 16 January 2006, an agreement was concluded between Investec Bank Limited (“Investec”), JCI Limited and Lexshell 658 Investments (Proprietary) Limited (“the Investec Loan Agreement”) in terms whereof the boards of directors of inter alia JCI and R&E were to be reconstituted in such a way as to conform to the descriptions of such board as set out in Annexure “G” to the Agreement (which annexure contained the names of those directors who would be acceptable to Investec).

Against the above background, the following information and documentation is required:

2.1	Whether a resolution exists in terms of which the R&E board was so reconstituted. If so, a copy is requested.
2.2	A copy of the minutes of the meeting at which such resolution was proposed and voted upon.
2.3	The names of the directors who passed such resolution and the list of the directors so appointed by them.
2.4

The basis on which the directors who voted for such resolution considered it to be in the interests of R&E to comply with the terms of the Investec Loan Agreement to which R&E was not a party and in circumstances where JCI was in fact considered by R&E to be a substantial debtor of R&E.

2.5

The present composition of the board of R&E together with an identification of those directors who were appointed in terms of the Investec Loan Agreement, or with the approval of Investec (“the Investec appointees”) and those directors who were subsequently appointed to the board of R&E to act as independent directors.

2.6	The names of those directors on the R&E board who are presently also members of the board JCI.
2.7	The names of those directors who are presently directors of Investec or of any of the subsidiary or associate companies of Investec or who are employed by Investec (“the Investec directors”).

11	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

2.8

An explanation as to why the R&E board (or any of the individual directors who serve thereon) consider it necessary or appropriate that any of the Investec appointees and/or Investec directors should continue to sit as members of the R&E board.

2.9

An explanation as to why the R&E board (or any of the individual directors who serve thereon) consider it necessary or appropriate that Mr. Peter Gray and Mr. David Nurek should continue to act as CEO and Chairman respectively of both the debtor company (JCI) and its major creditor (R&E).

2.10

Do the directors of R&E accept that, to the extent that any of them are also directors of JCI, they should be precluded from voting on any resolution regarding the conduct of the mediation process with JCI or any subsequent arbitration or litigation process against JCI; or any resolution pertaining to the settlement of the R&E claims and JCI claims (if any)?

2.11

If any of the directors of R&E who are also directors of JCI do not accept that he (or she) should not be precluded from voting on any of the issues referred to in 2.10 above, the reason(s) for such views.

2.12	In an affidavit deposed to by the CEO of R&E, Mr. Peter Gray on 6 May 2006, Mr. Gray stated as follows:

“I deny that the R&E board has a manifest conflict of interests which in any manner precludes it from acting in the best interests of shareholders”

Is Mr. Gray still of the view that the R&E board (or any of its directors) has no manifest conflict of interests, particularly in the light of:

2.12.1

the fact that the validity of the Investec Loan Agreement is currently under attack in two applications before the Johannesburg High Court and that a declaration by the Court to the effect that the agreement is invalid would rebound to the benefit of R&E (as a substantial creditor of JCI) while negatively impacting on Investec, thus placing the “Investec appointees” and “Investec directors” in a potentially invidious position;

2.12.2

the fact that those directors of R&E who are also directors of JCI are effectively representing the interests of both the debtor and creditor companies in respect of the self-same R&E claims which, if ultimately decided in favour of R&E, could conceivably bring about the liquidation of JCI?

2.13

Do the Investec appointees and directors on the R&E board and the JCI directors on the R&E board not consider themselves to have a conflict of interest particularly in regard to the issues highlighted in 2.12 above? If not, why not?

12	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

Section 3: The convening of a shareholder’s meeting in respect of R&E to reconstitute its board.

Background

(a)	In an affidavit deposed to by Mr. Peter Gray, the CEO if R&E, on 6 May 2006, Mr. Gray stated as follows:

“In any event, disgruntled shareholders will be afforded every opportunity of reconstituting R&E’s Board at the general meeting which will take place on 30 June 2006.”

(b)	Shareholders were however not given the opportunity to reconstitute R&E’s board at the general meeting of the company on 30 June 2006.

(c)

No explanation was given by Mr. Gray or by any of the directors of R&E at the general meeting or in the Notice of General Meeting which preceded the meeting as to why shareholders were not being given such opportunity despite Mr. Gray’s above-quoted statement on oath.

(d)	In the Notice of General Meeting at page 6 at the numbered paragraph 1, under the heading “shareholders are further advised that:” it was stated that:

“Subject to the timeous completion of the audited financial statements of R&E for the two years ended 31 December 2005, the Annual General Meeting (“AGM”) of the shareholders of R&E will be held in the Auditorium, ground Floor, 28 Harrison Street, Johannesburg, on 28 September 2006, at 15h00. (A formal notice convening the AGM will be circulated to all shareholders together with the statutory audited financial statements in due course.)”

In the light of the above background, the following information is required:

3.1	In view of Mr. Gray’s above-quoted statement on oath, why were shareholders not given the opportunity at the general meeting of R&E on 30 June 2006 to reconstitute R&E’s board?
3.2

Why was no annual general meeting held on 28 September 2006, as heralded in the aforesaid Notice, and why has no explanation been given to date to the shareholders for the failure to convene such meeting?

3.3

Inasmuch as it was intended to convene an annual general meeting on 28 September 2006. why was a general meeting of shareholders of R&E in any event not convened on that date for the purpose of allowing shareholders to reconstitute R&E’s board, particularly in the light of:

3.3.1	Mr. Gray’s aforesaid statement on oath; and

3.3.2	the fact that a general meeting of JCI shareholders was convened on 29 September2006 at the same venue intended for the R&E annual general meeting?

13	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

Section 4: The derecognition by R&E of the 5 460 000 shares and 900 000 shares in R&E Resources Limited (“RRL”) and the sale of the 4 000 000 RRL shares as referred to at paragraph 2.3 on page 11 of the Notice of General Meeting, and the claims in favour of R&E which may result in the circumstances.

Background

At paragraph 2.3 on page 11 of the Notice, the following was stated:

“An additional base claim exists against JCI for R222 million for 5 460 000 RRL shares “borrowed” by JCI and script lent to a foreign bank to secure a loan of R222 million.

As at 31 December 2005 RGE derecognised the 5 460 000 RRL shares “borrowed” by JCI and on-lent to the foreign bank and a further 900 000 RRL shares purportedly held by an individual, presumably off-shore. Efforts are being made to recover the 900 000 RRL shares held by the individual.

RGE disclosed in its most recent SEC schedule 13G/A Filing that it holds 4 000 000 RRL (post-split) shares, being pledged to Societe Generale, Johannesburg Branch as at that date.

The 4 000 000 RRL pledged shares were sold on 19 January 2006 by the foreign bank with the proceeds applied against borrowings. The market value of these shares as this date was R412 million and is deemed recoverable from JCI.

As at the date of this report the RGE group recognizes no investment in RRL shares but is in the process of asserting base claims of R1,3 billion against the counterparties set out above and recovering the 900 000 shares. Of these base claims, R394,9 million will be made against CMMS and R634 million against JCI.”

In the light of such statement in the Notice of General Meeting, the following information and documentation are required:

4.1

Whether the “additional base claim of R222 million” forms part of the R&E claims in the mediation process and, if so, what defence (if any) has been advanced by JCI thereto? If this claim does not form part of the R&E claims in the mediation process, how does R&E propose to prosecute such claim against JCI?

4.2	All correspondence and documentation evidencing or relating to the claim in the sum of R222 million.
4.3	The identity of the foreign bank to which the 5 460 000 RRL shares were “on-lent”.
4.4	The whereabouts of the 5 460 000 RRL shares at present.
4.5	The efforts, if any, to recover the 5 460 000 RRL shares concerned or their current value and the success, if any, achieved to date in this regard
4.6	What was the commercial rationale to R&E or quid pro quo received by R&E in respect of the borrowing by JCI of the said 5 460 000 RRL shares and the on-lending thereof to the foreign bank concerned?

14	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

4.7	Did R&E receive any security for the said 5 460 000 RRL shares? If so:
4.7.1	what was the nature and value of the security concerned; and

4.7.2	is the security adequate; and

4.7.3	did the foreign bank involved execute its security correctly; and

4.7.4	has any attempt been made to exercise such security?

4.8

Was either the transaction regarding the initial borrowing of the shares by JCI or the transaction involving the on-lending thereof to the foreign bank concerned ever authorised by R&E? If so, a copy of such authorisation is requested.

4.9	All other correspondence and documentation relating to the initial borrowing of the shares and the on-lending thereof to the foreign bank concerned.
4.10	The identity of the individual who purportedly held the 900 000 RRL shares.
4.11	Has any commercial rationale or quid pro quo been identified in regard to the acquisition by the individual concerned of the 900 000 RRL shares and, if so, what is the rationale or quid pro quo?
4.12	Did R&E receive any security for the said 900 000 RRL shares? If so:
4.12.1	what was the nature and value of the security concerned; and

4.12.2	is such security adequate; and

4.12.3	was such security properly executed; and

4.12.4	has any attempt been made to exercise such security?

4.13	A description of the efforts made by R&E’s board to recover the said 900 000 RRL shares and the success, if any, achieved to date in this regard.
4.14	Was the acquisition of the 900 000 RRL shares by the individual concerned ever authorised by R&E? If so, a copy of such authorisation is requested.
4.15	All other correspondence and documentation relating to the acquisition by the individual concerned of the 900.000 RRL shares and the attempts by R&E’s board to recover same.
4.16	All correspondence and documentation pertaining to the pledge of such shares and the subsequent sale thereof.
4.17

Is the claim of R412 million (being the proceeds of the 4 000 000 RRL pledged shares) included as part of R&E’s claims in the mediation process and, if so, what is the defence advanced thereto by JCI? If such claim has not been prosecuted as part of the mediation process, how is it proposed that the claim of R412 million be prosecuted against JCI?

15	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

4.18

Has any commercial rationale or quid pro quo for the pledge to and sale by the foreign bank concerned of the 4 000 000 RRL shares been identified and if so what is the rationale or quid pro quo concerned?

4.19	Was any authority given by R&E for the pledge and subsequent sale of such shares? If so, a copy of such authorisation is requested.
4.20	All other correspondence and documentation relating to the pledge to and sale by the foreign bank concerned of the 4 000 000 RRL shares.
4.21

To the extent that the above-quoted paragraph 2.3 of the Notice of General Meeting distinguishes between claims by R&E against CMMS (Consolidated Mining Management Services Limited) and JCI, kindly advise as to whether the claims against CMMS have been included as part of the R&E claims to be dealt with in the mediation process. If not, have the Claims against CMMS been prosecuted against it and in what forum? If not, why not, and when is it envisaged that such claims will be prosecuted?

Section 5:	The preparation of R&E’s audited financial statements and R&E’s financial position.

5.1

It was stated at page 6 of the Notice of General Meeting that “subject to the timeous completion” of the audited financial statement of R&E the Annual General Meeting of the shareholders of R&E would be held on 28 September 2006. In the circumstances, why have such financial statements not been prepared timeously (or at all) and why has no explanation been given by R&E’s board for such failure?

5.2	What is R&E’s current net asset value (“NAV”) and what proportion of such NAV is attributable to the R&E claims and what proportion is attributable to other assets?
5.3	What is the current market value of the shares and other assets apparently misappropriated from R&E and to what extent, if any, have such shares and assets been recovered by R&E?
5.4

What would the NAV of R&E have been as at 31 December 2006, had R&E not have been the victim of the transactions referred to in the quoted Paragraph 2.3 of the Notice of General Meetings (at section 4 above) or any transaction identified by the R&E board as fraudulent?

Section 6:	Investigations into the culpability of third parties (if any).

6.1

Has any investigation been mandated or conducted into the culpability (if any), of the stock broker firms through whom the various shares misappropriated from R&E were sold, or any of the banks or other third parties who in any way, dealt with such shares or may have been responsible for aiding and abetting such misappropriation? If so, what is the current status of such investigation(s)? If not such investigation has been mandated by R&E’s board, what is the explanation for such omission?

16	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

DIRECTORS’ DETAILS

David Morris Nurek (56)

Non Executive Chairman

Dipl. In Law, Grad & Dipl.

Date of appointment: 7 October 2005

David Nurek practiced as an attorney with Sonnenburg Hoffman & Galombik for 32 years, including 23 years as a partner and nine years as Chairman of the firm. David joined the Investec Group in July 2000 and is currently the regional Chairman of Investec’s various businesses in the Western Cape. Currently he acts as global head of legal risk for the Investec Group. He also serves as a director of a number of listed and private companies including, inter alia, as nonexecutive Chairman of JCI Limited.

Peter Henry Gray (59)

Chief Executive Officer

C.A.I.B (SA)

Date of appointment: 24 August 2005

In a distinguished career Peter has served as Deputy Chairman of the French Merchant Bank, General Manager of The International Bank of Johannesburg and Managing Director of Societe Generale South Africa Limited. Peter also serves as CEO of JCI Limited.

Marais Steyn (35)

Financial Director

BComm, CA(SA), MBA (Cape Town), ACMA

Date of appointment: 13 December 2006

After qualifying as a Chartered Accountant, Marais was appointed as a manager in audit and consulting departments at KPMG. Subsequently, he managed and founded an auditing and corporate advisory firm serving the needs of various major corporations and parastatals. Prior to his appointment to the board of R & E, he served as financial director of aflease limited, a JSE Limited listed Gold and Uranium mining company.

Johann Blersch (64)

(Independent non-executive director, and chairman of the audit committee)

BComm, CA(SA), MBA (Cape Town), ACMA

Date of appointment: 23 August 2006

After his qualification as chartered accountant, Johann furthered his career with the Industrial Development Corporation. He then served as a stockbroker and banker for a period of 25 years, ultimately as Chief Executive Officer of Citigroup Global Markets and Chief Executive Officer of Mankadan Investments.

Motsehoa Brenda Madumise (42)

(Independent non-executive director,and audit committee and member)

BProc LLB, MBA, Dip International Trade Law

Date of appointment: 24 July 2003

Brenda is a non-practicing advocate with vast business experience and is also a director of a number of private companies including Khomelela Investment (Pty) Limited.

17	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

Andrew Christoffel Nissen (48)

(Independent non-executive director)

BA (Hons), MA (Humanities) (UCT), Dip Theology

(Pietermaritzburg)

Date of appointment: 24 July 2003

Born on 28 June 1958, Chris is currently the chief executive officer of Umoya Fishing (Pty) Limited and holds positions as chairman of Sea Harvest Corporation Limited, South African Maritime Safety Authority, Namfish (Pty) Limited and Boschendal (Pty) Limited. He is a director of Tiger Brands Limited, Inkgqubela Fisheries and Marine Development Corporation, Standard Bank Limited and Golden Arrow Bus Services. Chris served on various Cabinet committees and also acted as deputy speaker of the Provincial Parliament. He was awarded the Professional Management Review Golden Arrow Award for the Best Political Personality in 1998.

Thomas Graham Dale (56)

(Independent non-executive director)

BSc (Honors), MBA (Wits)

Date of appointment: 23 August 2006

Tom worked in the early part of his career as a miner with JCI Limited, ultimately being promoted to Mine Manager/Acting General Manager at Western Areas Gold mine. For a period of 4 years he worked as an investment analyst with Ed Hern, Rudolph. Returning to the mining industry Tom spent the next 9 years with gencor progressing to the position of Managing Director of Goldfields Limited.

18	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

RANDGOLD & EXPLORATION COMPANY LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share Code: RNG (suspended) ISIN: ZAE000008819

ADR Ticker Symbol: RANGE

(“R&E” or “the Company”)

FORM OF PROXY

For use by certificated R&E ordinary shareholders and “own name” dematerialised R&E ordinary shareholders only, at the general meeting of R&E shareholders (“the R&E general meeting”) to be held at 09h00 on Friday, 9 March 2007 at 28 Harrison Street, Johannesburg.

R&E ordinary shareholders who have dematerialised their R&E ordinary shares, other than “own name” dematerialised R&E ordinary shareholders, must inform their CSDP or broker of their intention to attend the R&E general meeting and request their CSDP or broker to issue them with the necessary authorisation to attend or provide their CSDP or broker with their voting instructions should they not wish to attend the R&E general meeting in person. Such R&E ordinary shareholders must not return this form of proxy to the transfer secretaries.

I/We (please print names in full)
of address (please print)
being the holder of		R&E ordinary shares, hereby appoint (see note 2)
1.		or failing him/her
2.		or failing him/her
3. the chairman of the R&E general meeting

as my/our proxy to attend, speak and vote for me/us on my/our behalf at the R&E general meeting which is to be held for the purpose of considering and, if deemed fit, passing with or without modification, the ordinary resolutions to be proposed thereat and at each adjournment thereof and to vote for or against the ordinary resolutions or to abstain from voting in respect of their R&E ordinary shares in the issued share capital of R&E registered in my/our name/s, in accordance with the following instructions (see note 4).

		For	Against	Abstain
ORDINARY BUSINESS
1.a) To re-elect Mr AC Nissen as a director
b) To re-elect Ms MB Madumise as a director
c) To elect Mr PH Gray as a director
d) To elect Mr DM Nurek as a director
e) To elect Mr J Blersch as a director
f) To elect Mr TG Dale as a director
g) To elect Mr M Steyn as a director
2. Re-appoint KPMG as auditors to the Company , and to authorise the directors to approve their remuneration for the ensuing year.

Insert an “X” in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of R&E ordinary shares than you own in R&E, insert the number of R&E ordinary shares held in respect of which you desire to vote (see note 4).

Signed at	on	2007
Signature
Assisted by me (where applicable)

Each R&E ordinary shareholder is entitled to appoint one or more proxies (who need not be a R&E ordinary shareholder) to attend, speak and vote in place of that member at the R&E general meeting.

Please read the notes and instructions on the reverse hereof.

19	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007

INSTRUCTIONS FOR SIGNING AND LODGING THIS FORM OF PROXY

NOTES:

1.

All R&E ordinary shareholders are entitled to attend, be represented and vote at the R&E general meeting. Each R&E ordinary shareholder present by proxy or in person (if a natural person) or represented (if a juristic person) at the R&E general meeting has, on a show of hands, one vote irrespective of the number R&E ordinary shares he holds or represents, provided that a proxy shall irrespective of the number of R&E ordinary shareholders he represents have only one vote. On a poll, at the R&E general meeting, a R&E ordinary shareholder who is present by proxy or in person (if natural person) or represented (if a juristic person) shall be entitled to that number of votes which is equal to that proportion of the total votes in R&E which the aggregate amount of the nominal value of the R&E ordinary shares held by him bears to the aggregate amount of the nominal value of all the R&E ordinary shares issued by R&E.

2.

A R&E ordinary shareholder may insert the name of a proxy or the names of two alternate proxies of the R&E ordinary shareholder’s choice in the space/s provided, with or without deleting “the chairman of the R&E general meeting”. If a deletion is made, such deletion must be initialled by the R&E ordinary shareholder. The person whose name stands first on the form of proxy and who is present at the R&E general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

3.

A R&E ordinary shareholder’s instructions to the proxy must indicate by the insertion of the relevant number of R&E ordinary shares held by him/her (which will indicate the number of votes exercisable by the shareholder on a poll) in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or abstain from voting at the R&E general meeting as he/she deems fit in respect of all the R&E ordinary shareholder’s votes exercisable thereat. A R&E ordinary shareholder or the proxy is not obliged to use all the votes exercisable by the R&E ordinary shareholder or by the proxy, but the total of the votes cast in respect of which absention is recorded may not exceed the total of the votes exercisable by the R&E ordinary shareholder or by the proxy.

4.

A R&E ordinary shareholder’s instructions to the proxy as to whether to vote for, against or abstain from voting, and in respect of the relevant number of R&E ordinary shares to vote in such a manner, shall, in respect of the resolution, be indicated as follows:

a.

by the insertion of an “X” in the appropriate box provided to indicate whether to vote for, against or abstain from voting. Such an insertion, without the insertion of the relevant number of R&E ordinary shares as contemplated in paragraph (b) below, shall require the proxy to vote or abstain from voting at the R&E general meeting as indicated by the “X” in respect of all (and not some) of the R&E ordinary shareholder’s votes exercisable thereat;

b.

by the insertion, of the relevant number of R&E ordinary shares held by the R&E ordinary shareholder in the company to indicate the number of R&E ordinary shares to be voted for, against or abstain from voting (which will indicate the number of votes exercisable by the proxy on behalf of the shareholder on a poll), in the appropriate box provided. Such an insertion, with or without the insertion of an “X”, shall require the proxy to vote or abstain from voting at the R&E general meeting as indicated by the number so inserted in respect of such inserted number (and not a portion) of all R&E ordinary shares;

c.

by the failure to insert anything in the appropriate box. Such failure will be deemed to authorise the proxy to vote or abstain from voting at the R&E general meeting as he/she deems fit in respect of all (or a portion) of the R&E ordinary shareholder’s votes exercisable thereat.

5.

A R&E ordinary shareholder is not obliged to use all the votes exercisable by the R&E ordinary shareholder, but the total of the votes cast, and in respect of which abstention is recorded, whether by the R&E ordinary shareholder or the proxy, may not exceed the total of the votes exercisable by the R&E ordinary shareholder.

6.

Forms of proxy must be lodged with or posted to the Company’s transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001, PO Box 61051, Marshalltown, 2107) to reach them by no later than 09h00 on Wednesday, 7 March 2007.

7.	American Depositary Receipt holders will receive a form of proxy generated by the Company’s Depositary Bank, The Bank of New York.
8.

The completion and lodging of this form of proxy will not preclude the relevant R&E ordinary shareholder from attending the R&E general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof.

9.

Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity must be attached to this form of proxy unless previously recorded by the transfer secretaries or waived by the chairman of the R&E general meeting, as the case may be.

10.	Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

20	NOTICE TO R&E SHAREHOLDERS	9 FEBRUARY 2007